

Mail Stop 3561

August 27, 2009

Yong Hui Li
AutoChina International Limited
No. 322 Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

> **Re:** **AutoChina International Limited**
> **Amendment No. 1 to Registration on Form F-1**
> **Filed August 10, 2009**
> **File No. 333-159607**

Dear Mr. Li:

We have reviewed your letter dated August 10, 2009 in response to our letter dated June 26, 2009 and the amendment to your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Amendment No. 1 to Registration Statement on Form F-1</u>

<u>Enforceability of Civil Liabilities, page 1</u>

1. We note your response to comment four from our letter dated June 26, 2009. Please disclose in this section and the last risk factor on page 28 whether or not you will abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Prospectus Summary, page 2

Overview, page 2

2. Please revise your "Overview" that begins on page 2, your "Overview" section in
   your "Management's Discussion and Analysis of Financial Condition and Results of
   Operations" section that begins on page 37 and your "AutoChina's History" section
   that starts on page 64 so that these sections give a consistent and clear picture as to
   the development of your business. In this regard, each of these sections seems to
   provide a slightly different time period covering when the company was formed and
   the description of predecessor entities. For example, the "Overview" section that
   begins on page two makes no mention that your operations actually began in 2000,
   while your discussion at the bottom of page 37 clearly discloses this fact. In addition,
   your "Corporate Development and History" section that begins on page 67 states that
   ACG was formerly known as "KYF, Inc." while the other sections do not disclose this
   fact. While your "Overview" sections do not necessarily need to include the same
   level of detail regarding your history, these sections should provide a consistent and
   clear picture of the company's development.

3. We note your disclosure on page three and at the bottom of page 30 that you may call
   the warrants for redemption, but only with the prior consent of EarlyBirdCapital.
   Please revise your filing in this section, and elsewhere if appropriate, to explain why
   you must receive the consent of EarlyBirdCapital in order to redeem the warrants.

4. We note your statement on page four and page 31 that "[t]he redemption criteria for
   our warrants were established at a price which is intended to provide warrant holders
   a reasonable premium to the initial exercise price and provide a sufficient degree of
   liquidity to cushion the market reaction to our redemption call." Please state how
   your redemption criteria provide a reasonable premium to the initial exercise prices,
   provide sufficient liquidity and will cushion the market reaction to your redemption
   call.

Selected Financial Data, page 6

5. We note your response to comment two from our letter dated June 26, 2009 and the
   related revised disclosures. Based on your disclosures on page 37 it appears that your
   auto dealership businesses have been in operation since 2000. We are unclear why
   you did not provide selected financial data for fiscal year 2004. To the extent that you
   cannot provide 2004 selected financial data, explain to us the reasons for the omission
   and disclose them in this section. Refer to Instruction to Item 3.A of Form 20-F.

6. Please re-label your net income per share data and the shares used for computation captions to indicate that they are pro forma numbers to give effect to the reverse recapitalization.

Risks Factors, page 7

7. We note your response to comment 48 from our letter dated June 26, 2009. Please revise the second risk factor on page 12 to incorporate your response to comment 48.

Risks Relating to ACG's Commercial Vehicle Sales and Leasing Business, page 11

Our commercial vehicle sales and leasing segment has only been operating..., page 13

8. We note your statement in the second risk factor on page 13 and in the first risk factor on page 18 that states "our historical results should not be relied on to provide any information regarding our ongoing business." While we do not object to advising readers that your operation results will differ in the future because of your sale of your automotive dealership, please revise these risk factors to eliminate any express or implied statements that investors cannot rely on your historical results.

General Risks Relating to Conducting Business in China, page 24

AutoChina may qualify as a passive foreign investment company, or "PFIC,...", page 29

9. We note your response to comment nine from our letter dated June 26, 2009. We disagree that the AutoChina's status as a PFIC in 2007 and 2008 is not relevant to a person that may acquire AutoChina shares covered by this registration statement as their status in 2007 and 2008 may provide an individual an indication of AutoChina's status in future periods. Please revise this section and your discussion located on page 124 to state if AutoChina was or was not a PFIC in 2007 and 2008.

The Offering, page 30

10. We note in the penultimate sentence of the first paragraph on page 30 your statement that "[t]he warrants and ordinary shares underlying the warrants registered for resale hereunder were originally issued in a private placement to the founding shareholders named in this registration statement, and were subsequently exchanged for warrants identical to those warrants issued in the Registrant's initial public offering." Please clarify what private placement you are referring to in this instance. Also, please provide a cross-reference to your more detailed discussions regarding these transactions under the sections titled "Warrant Exchange" and "Shares Eligible for Future Sale" that begin on page 66 and 102, respectively.

11. We note in the final sentence of the first paragraph on page 30 your statement that "[s]uch exchanged warrants were then partially sold to insiders of AutoChina, as is further described in this registration statement." Please provide a cross-reference to the location in your filing where more detailed information regarding this sale is located.

Warrants, page 30

12. Please clarify for the reader that while you have 4,172,108 warrants outstanding, you are only registering for resale under this registration statement 1,430,000 warrants. Please also explain why you determined to register only a subset of the outstanding warrants considering your indication on page 31 that you "have agreed to meet these conditions and use [y]our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants…"

13. Please revise your discussion to clarify how a cashless exercise will reduce the number of shares to be issued and provide an example, if appropriate.

Capitalization of AutoChina International (Formerly Spring Creek…), page 36

14. Clarify in your disclosures the number of shares issued to AutoChina's former shareholder(s) to effect the reverse recapitalization.

Management's Discussion and Analysis of Financial Condition and Results…, page 37

ACG's Financial Condition and Results of Operations, page 39

15. We read your response to comment 17 from our letter dated June 26, 2009 and note your representation that the fluctuations in the exchange rate will only affect the magnitude of the translated figures presented in the financial statements. To the extent that it is material, we believe an investor should be able to assess the impact of such currency fluctuations versus the U.S. dollar on the financial statements. For example, you should be able to quantify the impact of such fluctuations on your change in net sales. Please advise us, or revise.

16. In view of your agreement to sell your automotive dealership business by the end of September 2009 and that your commercial vehicle sales only accounted for 8% of your gross revenues in 2008, please tell us and disclose the impact of the disposition on your financial condition, operating results, liquidity and capital resources in future periods.

Contractual Payment Obligations, page 44

17. We note your response to comment 20 from our letter dated June 26, 2009. We note on page 106 of your prospectus that as of December 31, 2008 you had $16,095,000 outstanding and due to Beiguo for the purchase of commercial vehicles. Please tell us whether these debt payments are note payables or trade payables. If the amount due to Beiguo is considered trade payables, please update your table to account for the interest payments that you make to Beiguo. If the amount due to Beiguo is not trade payables please tells what category these debt payments fall under.

AutoChina's Financial Condition and Results of Operation, page 52

Liquidity and Capital Resources, page 55

18. We note your response to comment 22 from our letter dated June 26, 2009. We note that a portion of the funds held in your trust account was used for redemptions and a portion was used for share purchases. Please discuss the material differences between these types of transactions and why some shares were purchased and other shares redeemed.

Unaudited Pro Forma Combined Financial Statements, page 57

19. We read your response to comment 23 from our letter dated June 26, 2009. Please advise us as to your consideration of paragraph A12.c of SFAS no. 141R with regard to the Board of Directors composition of AutoChina International Limited after the reverse recapitalization. In this regard, please advise us how you determined ACG is the accounting acquirer in view of the fact that the former shareholders of ACG do not have majority control of the Board of Directors.

20. We note your response to comment 25 from our letter dated June 26, 2009. However, we remain unclear why you are not required to revise financial statements within your 20-F filed on June 6, 2009 to reflect the operations of AutoChina Group given it was a change in reporting entity as of the consummation date of April 9, 2009 of the reverse recapitalization. In addition, we do not believe SFAS 165 applies to your situation.

21. We read your response to comment 27 from our letter dated June 26, 2009. Please explain to us if the escrowed or earn-out shares are contingent on the employment of Mr.Yong Hui Li or other ACG former shareholder or affiliates. In this regard, please explain to us the business purpose of the escrowed and earn-out shares. We assume they were entered into to facilitate the transaction. If the earn-out or escrow shares are contingent on future employment of Mr. Yong Hui Li, then please advise how you could have reasonably concluded such shares are not compensatory in nature. If these

shares are contingent on future employment, then please ensure your response addresses for us the eight indicators discussed in paragraph A87 of SFAS no. 141R.

22. We note your response to comment 34 from our letter dated June 26, 2009. It appears the repurchase of the 910,000 warrants after April 9, 2009 was contemplated as part of the transaction based on your presentation of the transaction detail on page F-53. Notwithstanding your representation that the subsequent repurchase of the warrants is discretionary and subsequent to April 9, 2009, we believe that the pro forma financial statements and the related diluted pro forma EPS calculation should give effect to the repurchase of these warrants given they have not been reflected in your December 31, 2008 historical financial statements.

23. We note you reflected the probable sale of your consumer automotive dealership business as discontinued operations in the summarized pro forma financial statements on page 49 of the Form F-1/A filing. Given the material impact of the disposition on revenues, expenses, and your balance sheet, please revise the unaudited pro forma condensed combined financial statements beginning on page 57 as follows:

Revise the unaudited pro forma condensed combined statement of operations and balance sheet to give effect to the probable sale as if it had occurred on January 1, 2008. In this regard, please present historical financial statements first, then pro forma adjustments to give effect to the probable sale to arrive at a subtotal pro forma column for the combined entity before the pro forma adjustments for the reverse recapitalization. Then you should present the pro forma adjustments for the transaction to arrive at the final pro forma column for the combined entity. This presentation would facilitate an investor's ability to assess the impact of the probable sale before giving effect to the reverse recapitalization transaction. Similarly, revise the unaudited pro forma condensed combined balance sheet beginning page 61 accordingly.

24. Refer to footnote (B) on page 63 and the business section beginning page 64. We note you characterize the transaction with ACG as an acquisition, which implies that it is a purchase rather than a reverse recapitalization. In this regard, we believe you should revise your reference to characterize it as a reverse recapitalization throughout the section here and elsewhere in the filing.

Business, page 64

The Initial Public Offering and Private Placements, page 64

25. We note your response to comment 39 from our letter dated June 26, 2009. Please revise this section to provide a cross-reference to your "Selling Shareholders" section where more detailed information regarding the escrow agreements is located.

26. We note your response to comment 41 from our letter dated June 26, 2009. Please explain how the Put and Call agreements insured that the applicable stockholder would vote in favor of the transaction.

Warrant Exchange, page 66

27. We note your disclosure regarding the exchange of warrants by the "founding shareholders" and the sale on July 28, 2009 by Jim Wu, Gary Chang, and William Yu (each a founding shareholder) of 100,000, 25,000, and 250,000 New Warrants. In this section and in your "Shares Eligible for Sale" section that begins on page 102, please explain why you exchanged the Private Placement Warrants for New Warrants and what terms, if any, differ between the two securities. Please also discuss the facts and circumstances surrounding the subsequent sale of the New Warrants on July 28, 2009.

28. Please revise your disclosure to generally provide the characteristics of the warrants sold in AutoChina's initial public offering or provide a cross-reference to the location in your filing that contains this information. Also, please disclose the exemption from registration that these parties relied upon for the resale of such securities.

Commercial Vehicle Financing Business, page 69

Finance and Sales, page 72

29. We note your response to comment 47 from our letter dated June 26, 2009. Please discuss why Chuanglian Auto Trade sells the vehicles to Beiguo and then Beiguo resells the vehicles to Kaiyuan Auto Trade rather than Chuanglian Auto Trade selling the vehicles directly to Kaiyuan Auto Trade and Beiguo only providing the financing necessary to complete the transaction.

Capital Expenditures, page 74

30. Please provide this information in US dollars. Please also tell us the status of the 47 new commercial vehicle financing centers that you plan to open by the end of the calendar year. Finally, please also explain your reference to "additional financing."

Certain Relationships and Related Transactions, page 104

AutoChina, page 104

31. We note your response to comment 58 from our letter dated June 26, 2009. Please discuss the underlying reasons, factors and purpose of the underwriters requesting that the founding shareholders forfeit 263,463 as a result of more than 20% of your public shareholders voting against the acquisition of ACG by AutoChina.

ACG, page 105

32. We note your disclosure on page 106 that "[d]uring the periods presented, the Company has obtained the customer deposits for sales of automobiles from a company affiliated with Mr. Li and is non-interest bearing." Please describe the facts and circumstances surrounding your receipt of these deposits including, but not limited to, the name of the affiliated company, why you received the deposits and the aggregate amount of the deposits received during the periods presented, and when the deposits typically must be repaid. Also, please confirm if any amounts are currently outstanding and due the company affiliated with Mr. Li as your table on page 106 seems to indicate that nothing is currently outstanding.

Selling Shareholders, page 115

33. We note your response to comment 60 from our letter dated June 26, 2009. We note that you state that 7,745,625 shares that Honest Best International owns are being held in an escrow until October 9, 2009, unless the applicable put and call option is terminated earlier. Please advise what put and call option you are referring to in this instance and in what circumstances the put and call option may be terminated early. Also, we continue to believe that Honest Best International should be named an underwriter. Therefore, beyond the fact that Honest Best International's shares have been in escrow, please tell us how Honest Best International is not an underwriter in this instance. We note as an example only, they are registering for resale all of their 80.31% ownership stake in AutoChina. Refer to Compliance and Disclosure Interpretation 214.02 relating to Securities Act Forms for guidance as to what factors should be considered.

34. We note your response to comment 61 from our letter dated June 26, 2009. Please further revise the footnotes to this table to provide greater detail as to which private placement or transaction each of the selling stockholders identified in your table received his, her, or its shares or warrants, rather than simply stating that such stockholder acquired shares prior to AutoChina's initial public offering.

Item 7. Recent Sales of Unregistered Securities, page II-2

35. Please provide the disclosures required under Item 701 of Regulation S-K with respect to the warrant exchange that took place on July 28, 2009 between Auto China and each founding shareholder.

Item 9. Undertakings, page II-6

36. We note your response to comment 81 from our letter dated June 26, 2009. Please provide the undertaking required under Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 Opinion of Harney Westwood & Riegels

37. We note that your counsel's legal opinion states "[t]his opinion is confined to the matters expressly opined on herein, and given on the basis of the laws…at the date of this opinion." Accordingly, if counsel intends to retain this statement, then counsel must date and file the legality opinion on the date of effectiveness. If counsel intends to date and file the opinion on the date of effectiveness, please have counsel confirm that intention in writing and file this confirmation as correspondence on the EDGAR system. Otherwise, please have counsel revise the opinion to eliminate this limitation.

38. We note that the legal opinion contains the statement "[w]e have not undertaken or been instructed to undertake any due diligence in relation to this opinion." Please either remove this statement or clarify what is meant by this statement.

39. We also note that the legal opinion contains language which states that "[t]his opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter." Please revise to remove any potential implication that the referenced opinion does not constitute public disclosure under the federal securities laws.

40. We note under the letter (b) of the attached Schedule, counsel refers to "the accuracy and completeness of all factual representations made in the other documents reviewed by us." Please clarify what "other documents" counsel is referring to in this instance.

41. We note under the letter (c) of the attached Schedule, counsel assumes that the Warrant Agreement constitutes the valid and binding obligations of the parties thereto in accordance with the terms thereof. You may not make this assumption as to the Company as you are delivering an opinion as to this point. Please revise.

42. The assumption you provide under the letter (e) appears to be overly-broad. Please revise to remove it or tell us why it is necessary.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile